May 31, 2007

Kathleen Collins

Kari Jin

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Adobe Systems Incorporated
File No. 000-15175

Ladies and Gentlemen:

On behalf of Adobe Systems Incorporated (“Adobe” or the “Company”) this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated May 18, 2007 with respect to the Company’s Annual Report on Form 10-K and Form 10-K/A for the fiscal year ended December 1, 2006, filed on February 5, 2007 and February 6, 2007.  The numbering of the paragraphs below corresponds to the numbering of the comments, which for the Staff’s convenience, we have incorporated into this response letter.

Form 10-K for the fiscal year ended December 1, 2006

Item 9A. Controls and Procedures, page 69

1.                                      We note your response to our prior comments 1 and 2 to the Staff’s letter dated April 20, 2007 where you indicate that the Company will revise your disclosures in future filings to address the Staff’s concerns. However, it is not clear from your response if at year end December 1, 2006 the officers concluded that your disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act was accumulated and communicated to your management, including your CEO and CFO, to allow timely decisions regarding required disclosures. It is also not clear if the certifying officers concluded that your disclosure controls and procedures were effective at December 1, 2006.  Please confirm, if true, or explain further.

We confirm, as of our fiscal year ended December 1, 2006, our officers concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures. Additionally, our certifying officers reached a conclusion that our disclosure controls and procedures were effective at December 1, 2006.

Note 1. Significant Accounting Policies

Reclassification, page 79

2.                                      We note your response to our comment 3 in your letter dated May 4, 2007. We further note that the Company subsequently faxed over an amendment to this response to revise certain amounts related to the quantitative impact of the errors. Please ensure that this letter is filed via EDGAR.

We advise the Staff our amendment to comment 3 that was faxed to the Staff on May 4, 2007 was subsequently filed via EDGAR on May 18, 2007.

Allowance for Doubtful Accounts, page 80

3.                                      We note that the Company estimates its allowance for doubtful accounts, in part, based on the historical level of credit losses and current economic trends that might impact the level of future credit losses. In this regard, we note that the actual charge-offs during the last three fiscal years has exceeded the provision for each period. Furthermore, we note that the allowance as a percentage of total receivables decreased from 4.2% at December 3, 2004 to 3.0% at December 2, 2005 to 1.9% at December 1, 2006. Please explain how you factored in the actual credit losses and current trends in determining the adequacy of your allowance at each balance sheet date. Also, explain the fluctuations in your provision for doubtful accounts of $(443,000), $394,000 and $1.1 million during fiscal years 2004, 2005 and 2006, respectively.

The adequacy of the allowance for doubtful accounts is assessed each quarter, considering the need for any specific reserves plus an estimated reserve that is calculated based on the current receivable balance times an expected write-off percentage.   The percentage is based on historical write-offs over the past five years as a percentage of historical receivable balances.  This percentage can be adjusted up or down slightly based on current economic conditions or changes in the business.

Write-offs have declined over the last few years as a percentage of our receivable balances resulting in a lower estimated allowance. As noted by the SEC Staff, the allowance as a percentage of total receivables outstanding dropped from 4.2% at December 3, 2004 to 3.0% at December 2, 2005 to 1.9% at December 1, 2006.   The decrease in fiscal 2004 and 2005 is consistent with the decreasing trend in write-offs (driven principally by overall improved market conditions in 2004 and 2005 compared to 2001 through 2003). The decrease in the allowance percentage for fiscal 2006 was due in part to a sharp increase in current trade receivables outstanding at December 1, 2006 attributable to our Acrobat 8.0 product release in the third month of the fourth fiscal quarter.  The timing of this product release did not allow enough time for the Company to collect billings for Acrobat 8.0 prior to the end of the fiscal year.  The result was an increase in the year end trade receivable balance without a corresponding increase in risk which drove down the allowance as a percentage of total receivables.

The provision for doubtful accounts in fiscal 2004, 2005, and 2006 has fluctuated as a result of the consistent application of the Company’s policy.  Actual write-offs in fiscal 2004 were significantly lower than in earlier years and below the Company’s previous estimates. This resulted in a drop in the historical write-off percentage and consequently an overall reduction in the allowance for doubtful accounts in fiscal 2004 (a credit to operating expense).   Similarly, in 2005, write-offs were $1.2 million but the provision was only $394,000, as our reserve estimate suggested that a further increase in the allowance for doubtful accounts was not warranted based on low write-offs.

In 2006, the Company acquired Macromedia and assumed approximately $2.1 million in additional reserves for bad debt.  Write-offs in fiscal 2006 related primarily to balances assumed from Macromedia.  However, as a result of the acquisition of Macromedia, the Company began to enter into more enterprise deals (versus sales to distributors and resellers) in 2006 which the Company believes increased the risk of bad debt.  We determined that an increase to our allowance was warranted based on additional exposure due to an increase in enterprise sales.

Revenue Recognition, page 82

4.                                      We note your response to our prior comment 5 where you indicate that the Company concluded that a sales allowance did not meet the definition of a valuation or qualifying account. We do not understand your argument that the net receivable recorded represents the asset resulting from the original transaction as it would appear that the gross receivable is the actual amount due from your customer, which is offset by an estimate of possible returns or rebates and the specific receivables that such reserves will be applied against are not necessarily known at the time of sale. We continue to believe that the reserve for returns and rebates constitute a valuation account as contemplated by Rule 5-04 and Rule 12-09 of Regulation S-X. Therefore, please include the necessary disclosures in future filings.

In future filings, we will provide disclosures relative to the reserve for returns and rebates.

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Please contact the undersigned at (408) 536-4808 with any questions regarding the above.

Sincerely,

ADOBE SYSTEMS INCORPORATED

By	/s/ MARK GARRETT
Mark Garrett
Executive Vice President and Chief Financial Officer

Cc:	Bruce R. Chizen (Adobe Systems Incorporated)
Karen O. Cottle (Adobe Systems Incorporated)
Rich Rowley (Adobe Systems Incorporated)
Stuart Fagin (Adobe Systems Incorporated)